                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934




                        Alliance Resource Partners, L.P.
-------------------------------------------------------------------------------
                                (Name of Issuer)
                                  Common Units
-------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                  01877R 10 8
             ------------------------------------------------------
                                 (CUSIP Number)
                               Thomas L. Pearson
                 Senior Vice President--Law and Administration,
                         General Counsel and Secretary
                          Alliance Management GP, LLC
                           1717 South Boulder Avenue
                             Tulsa, Oklahoma 74119
                                 (918) 295-7600
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 20, 1999
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box o.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  01877R 10 8                                        PAGE 2 OF 17 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Beacon Energy Investors, LLC                    13-3792173
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO; see Item 3
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

    U.S.A.
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION



--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,232,780 Common Units of Alliance Resource Partners, L.P.
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,232,780 Common Units of Alliance Resource Partners, L.P.
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,232,780 Common Units of Alliance Resource Partners, L.P.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC, limited liability company
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 17
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  01877R 10 8                                        PAGE 3 OF 17 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Beacon Group Energy Investment Fund, L.P.        13-3777429
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO; see Item 3
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

    U.S.A.
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION



--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,232,780 Common Units of Alliance Resource Partners, L.P.
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,232,780 Common Units of Alliance Resource Partners, L.P.
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,232,780 Common Units of Alliance Resource Partners, L.P.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC, PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    3 of 17
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  01877R 10 8                                        PAGE 4 OF 17 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Energy Fund Sub, Inc.                           13-3996378
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO; see Item 3
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

    U.S.A.
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION



--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,232,780 Common Units of Alliance Resource Partners, L.P.
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,232,780 Common Units of Alliance Resource Partners, L.P.
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,232,780 Common Units of Alliance Resource Partners, L.P.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    4 of 17
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  01877R 10 8                                        PAGE 5 OF 17 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MPC Partners, LP                                13-3909552
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO; see Item 3
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

    U.S.A.
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION



--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,232,780 Common Units of Alliance Resource Partners, L.P.
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,232,780 Common Units of Alliance Resource Partners, L.P.
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,232,780 Common Units of Alliance Resource Partners, L.P.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC, PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    5 of 17
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  01877R 10 8                                        PAGE 6 OF 17 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Alliance Resource Holdings, Inc.                73-1503231
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO; see Item 3
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

    U.S.A.
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION



--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,232,780 Common Units of Alliance Resource Partners, L.P.
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,232,780 Common Units of Alliance Resource Partners, L.P.
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,232,780 Common Units of Alliance Resource Partners, L.P.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    6 of 17
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  01877R 10 8                                        PAGE 7 OF 17 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Alliance Resource GP, LLC                       73-1564279
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO; see Item 3
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

    U.S.A.
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION



--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,232,780 Common Units of Alliance Resource Partners, L.P.
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,232,780 Common Units of Alliance Resource Partners, L.P.
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,232,780 Common Units of Alliance Resource Partners, L.P.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO, Limited Liability Company
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    7 of 17
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 8 of 17 Pages


                        ORIGINAL REPORT ON SCHEDULE 13D


Item 1.  Security and Issuer

         This statement on Schedule 13D is being filed by Beacon Energy Investors, LLC, The Beacon Group Energy Investment Fund, L.P., Energy Fund Sub, Inc., MPC Partners, LP, Alliance Resource Holdings, Inc. and Alliance Resource GP, LLC (collectively, the "Reporting Persons"), who may be deemed to comprise a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). This statement relates to the common limited partner interests (the "Common Units"), of Alliance Resource Partners, L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 1717 South Boulder Avenue, Tulsa, Oklahoma 74119

Item 2.  Identity and Background

         (a) - (b) The information required to be filed in response to paragraphs (a) and (b) of Item 2 with respect to the Reporting Persons is set forth on Schedule I.

         (c) The information required to be filed in response to paragraph (c) of Item 2 with respect to the Reporting Persons is as follows:

         1. Beacon Energy Investors, LLC is the general partner of The Beacon Group Energy Investment Fund, L.P. and is principally engaged in making investments. The Beacon Group, LLC is the managing member of Beacon Energy Investors, LLC.

         2. The Beacon Group Energy Investment Fund, L.P. owns 100% of the stock of Energy Fund Sub, Inc. and is principally engaged in making investments.

         3. Energy Fund Sub Inc. is the general partner of MPC Partners, L.P. and is principally engaged in making investments. The executive officers and directors of Energy Fund Sub Inc. are listed on Appendix A hereto.

         4. MPC Partners, L.P. owns 86.2% of the stock in Alliance Resource Holdings, Inc. and is principally engaged in making investments.

         5. Alliance Resource Holdings, Inc. is the sole member of Alliance Resource GP, LLC and is principally engaged in producing and marketing coal. The executive officers and directors of Alliance Resource Holdings, Inc. are listed on Appendix B hereto.

         6. Alliance Resource GP, LLC serves as the special general partner of the Partnership and is principally engaged in holding partnership interests and serves as the special general partner of the Partnership.

         (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such person was or is

                                                              Page 9 of 17 Pages


subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The information required to be filed in response to paragraph (f) of Item 2 with respect to the Reporting Persons is set forth on Schedule I.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Persons acquired beneficial ownership of 1,232,780 Common Units on August 20, 1999 in exchange for the contribution of an equity interest in an affiliated entity of the Partnership in connection with the Partnership's initial public offering.

Item 4.  Purpose of Transaction

         The Reporting Persons acquired the Common Units reported herein solely for the purpose of investment. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership's business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

Item 5.  Interest in Securities of the Company

         (a) There were 8,982,780 Common Units outstanding as of August 20, 1999, the date of the initial public offering. The Reporting Persons are deemed to be the beneficial owners of 1,232,780 Common Units, which constitute approximately 13.7% of the total issued and outstanding Common Units as of August 30, 1999. Alliance Resource GP, LLC also holds 6,422,531 subordinated limited partner interests in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (333-78845), incorporated herein by reference.

         (b) The number of Common Units as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

         (c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of units being reported on this Schedule 13D.

         (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Statement on Schedule 13D.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

         The 1,232,780 Common Units acquired by the Reporting Persons were acquired in a private placement and are restricted securities. Certain transfer restrictions, voting rights of the Reporting Persons and registration rights granted by the Partnership and to which the Partnership is entitled are set forth in the First Amended and

                                                             Page 10 of 17 Pages


Restated Agreement of Limited Partnership of the Partnership, a copy of the form of which is included as Appendix A to the Registration Statement on Form S-1 which has been incorporated by reference to this Schedule 13D.

Item 7.  Material to be filed as Exhibits

         Exhibit A: Registration Statement on Form S-1 for Alliance Resource Partners, L.P. (333-78845) incorporated herein by reference.

         Exhibit B: Joint Filing Agreement, dated August 30, 1999.

                                                             Page 11 of 17 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 1999
                                  BEACON ENERGY INVESTORS, LLC
                                  By: Energy Fund GP, Inc., a Member


                                      /s/  Preston R. Miller, Jr.
                                  ------------------------------------------
                                  Name:  Preston R. Miller, Jr.
                                  Title: Managing Director


                                  THE BEACON GROUP ENERGY INVESTMENT FUND, L.P.
                                  By: Beacon Energy Investors, LLC, its
                                      general partner
                                  By: Energy Fund GP, Inc., a Member


                                     /s/  Preston R. Miller, Jr.
                                  ------------------------------------------
                                  Name:  Preston R. Miller, Jr.
                                  Title: Managing Director


                                  ENERGY FUND SUB, INC.


                                     /s/  Preston R. Miller, Jr.
                                  ------------------------------------------
                                  Name:  Preston R. Miller, Jr.
                                  Title: Managing Director


                                  MPC PARTNERS, LP
                                  By: Energy Fund Sub, Inc., its general
                                      partner


                                     /s/  Preston R. Miller, Jr.
                                  ------------------------------------------
                                  Name:  Preston R. Miller, Jr.
                                  Title: Managing Director

                                                             Page 12 of 17 Pages

                                  ALLIANCE RESOURCE HOLDINGS, INC.


                                     /s/ Thomas L. Pearson
                                  ------------------------------------------
                                  Name:   Thomas L. Pearson
                                  Title:  Senior Vice President--Law and
                                          Administration, General Counsel and
                                          Secretary



                                  ALLIANCE RESOURCE GP, LLC
                                  By: Alliance Resource Holdings, Inc.,
                                         its sole member


                                     /s/ Thomas L. Pearson
                                  ------------------------------------------
                                  Name:   Thomas L. Pearson
                                  Title:  Senior Vice President--Law and
                                          Administration, General Counsel and
                                          Secretary

                                                             Page 13 of 17 Pages


                                   SCHEDULE I

          NAME                    STATE OF            BUSINESS ADDRESS
          ----                    INCORPORATION       ----------------
                                  -------------
The Beacon Group, LLC              Delaware           399 Park Avenue
                                                      New York, New York
                                                      10022

Beacon Energy Investors, LLC       Delaware           399 Park Avenue
                                                      New York , New York
                                                      10022

The Beacon Group Energy            Delaware           399 Park Avenue
Investment Fund, L.P.                                 New York, New York
                                                      10022


Energy Fund Sub, Inc.              Delaware           399 Park Avenue
                                                      New York, New York
                                                      10022

MPC Partners, LP                   Delaware           399 Park Avenue
                                                      New York, New York
                                                      10022

Alliance Resource Holdings, Inc.   Delaware           1717 South Boulder Avenue
                                                      Tulsa, Oklahoma 74119

Alliance Resource GP, LLC          Delaware           1717 South Boulder Avenue
                                                      Tulsa, Oklahoma 74119

                                                             Page 14 of 17 Pages

                                   APPENDIX A


Executive Officers and Directors of Energy Fund Sub, Inc.


Geoffrey T. Boisi                       President, Director
Mary J. Guilfoile                       Managing Director, Director
Richard W. Herbst                       Managing Director, Director
John A. Hermann, Jr.                    Managing Director, Director
Stephen P. Hines                        Managing Director, Director
Alexander P. Lynch                      Managing Director, Director
John J. MacWilliams                     Managing Director, Director, Secretary
Thomas G. Mendell                       Managing Director, Director
Preston R. Miller                       Managing Director, Director
Harold W. Pote                          Managing Director, Director
Faith Rosenfeld                         Managing Director, Director
Robert F. Semmens                       Managing Director, Director
Eric R. Wilkinson                       Managing Director, Director

         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is 399 Park Avenue, New York, New York 10022, and the present principal occupation or employment of each such person is serving as an employee of The Beacon Group, LLC.

                                                             Page 15 of 17 Pages

                                   APPENDIX B


Executive Officers and Directors of Alliance Resource Holdings, Inc.


Joseph W. Craft, III                  President, Chief Executive Officer and
                                      Director
Thomas L. Pearson                     Senior Vice President -- Law and
                                      Administration,
                                      General Counsel and Secretary
Michael L. Greenwood                  Senior Vice President -- Chief Financial
                                      Officer and Treasurer
Charles R. Wesley                     Senior Vice President -- Operations
Gary J. Rathburn                      Senior Vice President -- Marketing
John J. MacWilliams                   Director
Preston R. Miller, Jr.                Director
John P. Neafsey                       Director

         Each of the foregoing persons is a United States citizen. The principal business address of each such person, other than John J. MacWilliams, Preston R. Miller, Jr. and John P. Neafsey, is 1717 South Boulder Avenue, Tulsa, Oklahoma 74119. The principal business address for John J. MacWilliams and Preston R. Miller, Jr. is 399 Park Avenue, New York, New York 10022. The present principal occupation or employment of each such person, other than John
J. MacWilliams, Preston R. Miller, Jr. and John P. Neafsey is the position each holds with Alliance Resource Holdings, Inc. and Alliance Resource Management GP, LLC listed in the far right-hand column above. The present principal occupation or employment of John J. MacWilliams and Preston R. Miller, Jr. is serving as an employee of The Beacon Group, LLC. The present principal occupation or employment of John P. Neafsey is serving as a consultant at JN Associates.

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                        DESCRIPTION
-------                       ------------
  B                 Joint Filing Agreement, dated August 30, 1999